SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                         (Amendment No. 1)*

                          DST SYSTEMS, INC.
                          (Name of Issuer)

                Common Stock, Par Value $0.01 Per Share
                    (Title of Class of Securities)


                               233 326
                            (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* This statement constitutes Amendment No. 1 to the Schedule 13G, dated February 13, 1996, previously filed by UMB Bank, n.a. (formerly United Missouri Bank, n.a.) ("UMB"), UMB's parent, UMB Financial Corporation (formerly United Missouri Bancshares, Inc.) the DST Systems, Inc. Employee Stock Ownership Plan (the "DST ESOP"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of DST Systems, Inc., a Delaware corporation (the "Issuer").

                                                 Page 1 of 13 Pages

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CUSIP NO. 233 326         SCHEDULE 13G     Page 2 of 13 Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above person:

    UMB BANK, n.a. ("UMB")

2.  Check the Appropriate box if a member of a group  (a) [ ]
                                                      (b) [x]

3.  SEC Use Only

4.  Citizenship or Place of Organization:  United States

Number of Shares Beneficially owned by UMB With:

5.  Sole Voting Power:  -0-

6.  Shared Voting Power:  -0-

7.  Sole Dispositive Power:  -0-

8. Shared Dispositive Power: 3,923,383. UMB disclaims beneficial ownership of these shares, which are held as trustee of the DST ESOP.

9.  Aggregate Amount Beneficially Owned by UMB:  3,923,383.
    UMB disclaims beneficial ownership of these shares, which are held as trustee of the DST ESOP.

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares: [x] Such amount excludes 420,695 shares of the Issuer's Common Stock that are held in custody accounts by UMB for which UMB has no voting or dispositive power.

11.  Percent of Class Represented by Amount in Row 9:  7.9%

12.  Type of Reporting Person:  BK

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CUSIP NO. 233 326         SCHEDULE 13G     Page 3 of 13 Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above person:

    UMB FINANCIAL CORPORATION ("UMBFC")

2.  Check the Appropriate box if a member of a group  (a) [ ]
                                                      (b) [x]

3.  SEC Use Only

4.  Citizenship or Place of Organization:  Missouri

Number of Shares Beneficially owned by UMBFC With:

5.  Sole Voting Power:  -0-

6.  Shared Voting Power:  -0-

7.  Sole Dispositive Power:  -0-

8.  Shared Dispositive Power:  -0-

9.  Aggregate Amount Beneficially Owned by UMBFC:  -0-

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares: [X] Such amount excludes 4,344,078 shares of the Issuer's Common Stock that are held by a subsidiary in various capacities, including as trustee of the DST ESOP, as to which UMBFC has no voting or dispositive power.

11.  Percent of Class Represented by Amount in Row 9:  -0-

12.  Type of Reporting Person:  HC

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CUSIP NO. 233 326         SCHEDULE 13G     Page 4 of 13 Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above person:

    DST SYSTEMS, INC. EMPLOYEE STOCK OWNERSHIP PLAN
    ("DST ESOP")

2.  Check the Appropriate box if a member of a group  (a) [ ]
                                                      (b) [x]

3.  SEC Use Only

4.  Citizenship or Place of Organization:  Missouri

Number of Shares Beneficially owned by DST ESOP With:

5.  Sole Voting Power:  -0-

6. Shared Voting Power: 3,923,383. Beneficial ownership is disclaimed as to the 3,923,383 shares held on behalf of the DST ESOP that have been allocated to the accounts of participants.

7.  Sole Dispositive Power:  -0-

8. Shared Dispositive Power: 3,923,383. Beneficial ownership is disclaimed as to the 3,923,383 shares held on behalf of the DST ESOP that have been allocated to the accounts of participants.

9.  Aggregate Amount Beneficially Owned by DST ESOP:  3,923,383.
    Beneficial ownership is disclaimed as to the 3,923,383 shares held on behalf of the DST ESOP that have been allocated to the accounts of participants.

10.  Check Box if the Aggregate Amount in Row (9) excludes Certain
     Shares:  [ ]

11.  Percent of Class Represented by Amount in Row 9:  7.9%

12.  Type of Reporting Person:  EP
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CUSIP NO. 233 326                                         Page 5 of 13 Pages

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                          (Amendment No. 1)

Item 1(a)  Name of Issuer:

           DST Systems, Inc., a Delaware corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           1055 Broadway, Kansas City, Missouri 64105

Item 2(a)  Names of Persons Filing:

           (i)  UMB Bank, n.a. ("UMB")

           (ii)  UMB Financial Corporation ("UMBFC")

           (iii)  DST Systems, Inc. Employee Stock Ownership Plan
                   ("DST ESOP")

Item 2(b)  Address of Principal Business or, if none,
                Residence:

            Both UMB and UMBFC maintain their principal executive offices at, and the address for the DST ESOP is, 1010 Grand Avenue, Kansas City, Missouri 64106

Item 2(c)  Citizenship:

           UMBFC is a corporation organized under the laws of the State of Missouri, UMB is a national banking association chartered by the United States and the DST ESOP is a trust organized in the
           State of Missouri.
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CUSIP NO. 233 326         SCHEDULE 13G     Page 6 of 13 Pages

Item 2(d) Title of Class of Securities: common stock, par value $0.01 per share (the "Common Stock").

Item 2(e)  CUSIP Number:  233 326

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a)  [   ]  Broker or Dealer under Section 15 of the Act

        (b)  [X]  Bank as defined in section 3(a)(6) of the Act (UMB)

        (c)  [   ]  Insurance Company as defined in section 3(a)(19) of the Act

        (d)  [   ]  Investment Company registered under section 8 of the
          Investment Company Act

        (e)  [   ]  Investment Adviser registered under section 203 of the
          Investment Advisers Act of 1940

        (f) [ X ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
          (DST ESOP)

        (g) [ X ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G) (Note: See Item 7) (UMBFC)

        (h)  [   ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

     The DST ESOP may be deemed to beneficially own in excess of
5% of the Issuer's Common Stock and is filing this statement as a result thereof. As trustee of the DST ESOP, UMB may have certain dispositive powers over such shares and is filing this schedule as a result of having such powers.  UMBFC owns 100 percent of the outstanding stock of UMB and is filing this statement solely as a result of such stock ownership.
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CUSIP NO. 233 326         SCHEDULE 13G     Page 7 of 13 Pages

Item 4.  Ownership.

     The DST ESOP may be deemed to beneficially own certain shares of the Issuer's Common Stock held by the DST ESOP. UMB serves as trustee of the DST ESOP. The DST ESOP participants exercise voting and dispositive powers over the shares of Common Stock held in the DST ESOP that are allocated to their accounts as they have the right to direct the voting of such shares and the tendering of such shares in response to a tender offer. To the extent that participants in the DST ESOP do not give voting instructions to UMB, as trustee of the DST ESOP, the shares of the Issuer's Common Stock held by the DST ESOP are voted in the discretion of the DST ESOP Administrative Committee. As of the date of this statement, certain shares of the Issuer's Common Stock are allocated under the DST ESOP, and beneficial ownership is disclaimed as to those shares. All unallocated DST ESOP shares are to be voted by the Administrative Committee of the DST ESOP in the same proportion as allocated shares. The shares of the Issuer's Common Stock held by the DST ESOP are disposed of at the direction of the participants, but if disposition instructions are not given by the participants in the DST ESOP to UMB, as trustee, then UMB, as trustee of the DST ESOP, is to make the disposition decision.

     Therefore, the DST ESOP may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

     (a) Amount Beneficially Owned: 3,923,383. Beneficial ownership is disclaimed as to 3,923,383 shares allocated to the accounts of participants under the DST ESOP.

     (b)  Percent of Class:  7.9%

     (c)  Number of shares as to which the DST ESOP has:

          (i)  sole power to vote or to direct the vote:  -0-

          (ii) shared power to vote or to direct the vote: 3,923,383. Beneficial ownership is disclaimed as to 3,923,383 shares allocated to the accounts of participants under the DST ESOP.
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CUSIP NO. 233 326         SCHEDULE 13G     Page 8 of 13 Pages

          (iii)  sole power to dispose or to direct the disposition of:  -0-

          (iv)  shared power to dispose or to direct the disposition of:
                3,923,383. Beneficial ownership is disclaimed as to 3,923,383 shares allocated to the accounts of participants under the DST ESOP.

     UMB may be deemed to beneficially own certain shares of the Issuer's Common Stock including the shares of Common Stock held by the DST
ESOP and shares of Common Stock held in other capacities. As trustee, UMB may be deemed to have shared dispositive power over the shares of Common Stock held by the DST ESOP, although UMB disclaims beneficial ownership over such shares that are allocated to the DST ESOP participant's accounts. With respect to the shares of Common Stock held in other capacities, UMB may also be deemed to have either sole or shared voting power and/or either sole or dispositive power over certain of such shares. With respect to shares of the Issuer's Common Stock held by UMB in custodial and other capacities over which UMB has no voting or dispositive power (either by itself or with others), UMB disclaims beneficial ownership of such shares of Common Stock and has not included such shares in this Schedule 13G.

     Therefore, UMB may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

     (a) Amount Beneficially Owned: 3,923,383. UMB disclaims beneficial ownership of these shares, which are held as trustee under the DST ESOP. This amount does not include 420,695 shares of the Issuer's Common Stock held by UMB in custody accounts for which UMB has no voting or dispositive power.

     (b)  Percent of Class:  7.9%

     (c)  Number of shares as to which UMB has:

          (i)  sole power to vote or to direct the vote:  -0-

          (ii)  shared power to vote or to direct the vote:  -0-
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CUSIP NO. 233 326         SCHEDULE 13G     Page 9 of 13 Pages

          (iii)  sole power to dispose or to direct the disposition of: -0-

          (iv)  shared power to dispose or to direct the disposition of:
                3,923,383.  UMB disclaims beneficial ownership in these
                 shares, which are held as trustee under the DST ESOP.

     UMBFC does not own of record any shares of the Issuer's Common Stock and does not exercise or direct the exercise of any voting or dispositive power over the shares of the Issuer's Common Stock reported herein and is precluded by applicable law from directing the exercise of such power over said shares of the Issuer's Common Stock held by UMB.

Item 5  Ownership of Five Percent or Less of a Class.

        Not Applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another
        Person.

     Although the DST ESOP participants generally have no direct rights or powers with respect to dividends paid on or the proceeds from the sale of shares of the Issuer's Common Stock held by the DST
ESOP, participants have the right to receive vested amounts representing dividends on the shares allocated to their accounts and to elect to receive cash from proceeds in their DST ESOP accounts upon distribution thereof in accordance with the terms of the DST ESOP.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

        Information as to UMB, which is jointly filing this statement with UMBFC, is presented above.

Item 8  Identification and Classification of Members of the Group.

        Not Applicable.
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CUSIP NO. 233 326        SCHEDULE 13G    Page 10 of 13 Pages

Item 9  Notice of Dissolution of Group.

        Not Applicable.

Item 10  Certification.

         See below.


                     (Remainder of page intentionally left blank.)
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CUSIP NO. 233 326        SCHEDULE 13G    Page 11 of 13 Pages

                                               Signature

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  UMB Bank, n.a.

Dated:  February 13, 1997          By  /s/ David D. Miller
        _________________                ___________________
                                                   David D. Miller,
                                                   Executive Vice President
                                                   and Corporate Secretary

                                                  UMB Financial Corporation

Dated:  February 13, 1997          By  /s/ David D. Miller
        _________________                ___________________
                                                   David D. Miller,
                                                   Executive Vice President
                                                   and Corporate Secretary

                                         DST Systems, Inc.
                                         Employee Stock Ownership Plan and
                                         Trust

                                                 By:  UMB Bank, n.a., Trustee

Dated:  February 13, 1997          By  /s/ David D. Miller
        _________________                ___________________
                                                   David D. Miller,
                                                   Executive Vice President
                                                   and Corporate Secretary

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CUSIP NO. 233 326        SCHEDULE 13G    Page 12 of 13 Pages

                                                 EXHIBIT INDEX

Exhibit                        Document                        Page No.

A.                               Joint Filing Agreement

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CUSIP NO. 233 326        SCHEDULE 13G    Page 13 of 13 Pages

                                                EXHIBIT A

                                 JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock, par value $0.01 per share, of DST Systems, Inc., a Delaware corporation, and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this 13th day of February, 1997.

                                                 UMB Bank, n.a.

Dated:  February 13, 1997          By  /s/ David D. Miller
        _________________                ___________________
                                                   David D. Miller,
                                                   Executive Vice President
                                                   and Corporate Secretary

                                                 UMB Financial Corporation

Dated:  February 13, 1997          By  /s/ David D. Miller
        _________________                ___________________
                                                   David D. Miller,
                                                   Executive Vice President
                                                   and Corporate Secretary

                                         DST Systems, Inc.
                                         Employee Stock Ownership Plan and
                                         Trust

                                                By:  UMB Bank, n.a., Trustee

Dated:  February 13, 1997          By  /s/ David D. Miller
        _________________                ___________________
                                                   David D. Miller,
                                                   Executive Vice President
                                                   and Corporate Secretary